SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 14, 2002


                      Distribution and Service D&S, Inc.
                  ------------------------------------------
                (Translation of registrant's name into English)


                 Avenida Presidente Eduardo Frei Montalva 8301
            -------------------------------------------------------
                                   Quilicura
                            ----------------------
                                   Santiago
                          --------------------------
                                     Chile
                            ----------------------
                   (Address of principal executive offices)


                             Form 20-F X    Form 40-F
                                       --           --


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   Yes      No X
                                       --      --

                          Index of Form 6-K Filings
                                      for
            Distribucion Y Servicio D&S S.A./Securities Compliance



1. Proxy statement and proxy card dated May 10 and May 13, 2002, respectively.

                       DISTRIBUCION Y SERVICIO D&S S.A.

                           Publicly held corporation


                         Securities Register No. 0593


                     EXTRAORDINARY MEETING OF SHAREHOLDERS

As agreed by the Board of Directors we hereby summon an Extraordinary Meeting of Shareholders of Distribucion y Servicio D&S S.A., to be held on May 23, 2002, at 11:00 a.m. at the Company headquarters on Avenida Eduardo Frei Montalva No. 8301, Quilicura, Santiago, in order to deal with the following matters:

1. Increase the Company capital so as to issue stock in such amount to be determined by the summoned Extraordinary Meeting of Shareholders up to a maximum Chilean pesos equivalent amount of 250 million US dollars.

2. Adopt any additional agreement and modifications to the Company by-laws as may be required for the accomplishment of the aforesaid purpose.


              ATTENDANCE AT THE EXTRAORDINARY MEETING AND PROXIES

All shareholders registered in the Company Shareholders Register as of May 8, 2002, are entitled to participate in the Extraordinary Shareholders Meeting summoned by the present notice. Qualification of proxies, if required, will be done the same day of the meeting, at the place where the meeting is held, at the aforementioned time for the opening of the meeting.




                                                  THE CHAIRMAN

                              -------------------

                                PROXY STATEMENT
                              -------------------

         This Proxy Statement and the accompanying notice and Proxy Card are furnished in connection with the solicitation by the Board of Directors of Distribucion y Servicio D&S S.A. (the "Company") of proxies to be used at the Extraordinary Meeting of Shareholders (the "Extraordinary Meeting") to be held on May 23, 2002, at 11:00 A.M., local time, at our corporate offices in Santiago, Chile and at any adjournment or postponement thereof.

         This statement and the accompanying notice and proxy card are first being mailed or delivered to shareholders on or about May 10, 2002.

                              PROXY SOLICITATION

         Proxies that are properly completed, signed and received by JPMorgan Chase Bank, as depositary (the "Depositary") prior to the Extraordinary Meeting will be voted in accordance with the instructions of the persons executing the same. The Board encourages you to instruct JPMorgan Chase Bank, as Depositary, via mail as more fully described on the proxy card. Your instructions may be revoked at any time before it is exercised, by submitting to the Depositary written notice of revocation, a properly executed proxy of a later date or by withdrawing the shares underlying the ADRs and attending the Extraordinary Meeting and voting in person. IF NO INSTRUCTIONS ARE RECEIVED THE PROXIES WILL BE VOTED AT THE SOLE DISCRETION OF THE COMPANY AND IT IS CURRENTLY INTENDED THAT THEY WILL BE VOTED IN FAVOR OF PROPOSALS TO IMPLEMENT THE CAPITAL INCREASE.

         The entire cost of soliciting proxies will be borne by the Company.

         JPMorgan Chase Bank, as Depositary, has fixed the close of business on May 8, 2002 as the record date for determination of shareholders entitled to notice of and to vote at the Extraordinary Meeting. Accordingly, only holders of record at the close of business on that date of our shares of common stock will be entitled to notice of and to vote at the Extraordinary Meeting.

         As of the record date of May 8, 2002, there were 1,380,000,000 shares of common stock entitled to vote at the Extraordinary Meeting. Each share of common stock is entitled to one vote. Each American Depositary Receipt represents 15 shares of common stock of the Company.

         For information concerning the share ownership of our directors and executive officers and 5% beneficial owners, see Item 7. "Major Shareholders and Related Party Transactions" in our 2001 Annual Report on Form 20-F.

         In order to constitute a quorum, shares of stock representing a majority of the aggregate voting power of such shares must be present in person or represented by proxy at the Extraordinary Meeting.

                                  BACKGROUND


         The present capital structure of the Company comprises, as of May 8, 2002, 1,380,000,000 authorized and outstanding shares of common stock with no par value. Of the authorized share capital, 226,320,000 shares of common stock are represented by ADRs. As of May 8, 2002, the total market capitalization of the Company was approximately U.S.$1,359,760,000. The Board of Directors believes this capital structure is no longer adequate for the present and future needs of the Company and, therefore, requests that shareholders approve an increase in the Company's authorized capital so that the Company may issue additional shares of common stock to reflect a maximum amount of U.S.$250,000,000.

         The size, timing or pricing of any offering of common stock resulting from the approval of the proposed capital increase have not been determined. However, pricing of any future offering will likely be based on the then-current market value of the Company. Should shareholders approve the proposed increase in authorized capital, shares of common stock representing such capital increase may then be issued at such time and on such terms and conditions as the Board of Directors may determine without further approval by the shareholders, subject to applicable provisions of law and the rules of any securities exchange on which the shares of common stock are listed for trading.

         Should shareholders approve the proposed capital increase and the Company undertake an offering of additional shares of common stock, any shareholder not subscribing would thereby be subject to dilution. For more information with regard to dilution as it might affect holders of the Company's ADRs, please refer to the "Preferred Subscription" section below.

         Although subject to change at the time of any offering of common stock, the Board of Directors currently expects to use any proceeds of the proposed capital increase for its scheduled capital expenditures and for general corporate purposes.


                              EFFECT OF PROPOSALS


         The following references to "Items" are to the Items set forth in the attached Notice of Extraordinary Meeting of Shareholders:

         Item 1 would grant our Board of Directors the power to issue stock valued at up to U.S.$250,000,000. At present, there is no proposed wording of the resolutions to be brought before the shareholders. It is also not a requirement of Chilean law that a specific proposal or resolution be presented to shareholders before a special meeting of shareholders. Consequently, it is not possible to request your proxy on any specific proposal. Therefore, we have requested that you instruct us on whether or not you want to grant discretionary authority to our designee to vote on your behalf.

         Item 2 would grant us the power to take any further action necessary, to enter into any agreements and to make any appropriate changes to our by-laws in connection with the proposed capital increase.


                            PREFERRED SUBSCRIPTION


         Under Chilean law, we are required, whenever we issue new capital stock for cash, to grant preemptive subscription rights to our holders of capital stock, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage after giving effect to the new issuance. Shareholders are entitled to transfer their preemptive subscription rights to a third party. Shareholders have 30 days from the date that notice of the issuance is made in Chile to exercise their rights.

         However, in order to offer the preemptive rights to United States holders of ADRs, a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), must have been declared effective regarding such rights and related shares, or there must be an exemption from registration available under the Securities Act. We are in the process of evaluating the costs and potential liabilities associated with any such registration statement as well as other factors in order to make a recommendation to our shareholders regarding any such registration process in the United States. No assurance can be given that any such registration statement will be filed making the preemptive rights available to U.S. ADR holders, indeed, in previous capital increases we have opted not to register such rights under the Securities Act and the preemptive rights have not been made available to ADR holders.

         To the extent that holders of ADRs are unable to exercise such preemptive rights because a registration statement under the Securities Act has not been filed or declared effective, JPMorgan Chase Bank, as depositary, will attempt to sell such owners' preemptive rights and distribute the net proceeds of the sale (net of the depositary's fees and expenses) to the ADR holders, provided a secondary market exists and a premium can be achieved over the cost of any such sale. ADR holders should be aware that amounts received in exchange for the sale or assignment of preemptive rights will be taxable in Chile and the United States. If such rights cannot be sold within the 30-day exercise period, they will expire and the ADR holders will not realize any value from the grant of such preemptive rights. In either case, the equity interest in the Company of such ADR holders will be diluted proportionately.


                            ROLE OF THE DEPOSITARY


         Under the Deposit Agreement, dated as of October 7, 1997, among the Company, JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company of New York) and all holders from time to time of ADRs thereunder (the "Deposit Agreement"), you have the right to instruct JPMorgan Chase Bank, as Depositary, how to vote your shares at the Extraordinary Meeting. For more information regarding the Deposit Agreement, see Amendment No. 2 to the Registration Statement of the Company on Form F-1, dated as of October 6, 1997.


                                  HOW TO VOTE


          Each holder of ADRs entitled to vote at the Extraordinary Meeting can exercise such vote in one of the following two manners: (1) instruct JPMorgan Chase Bank, as Depositary, to grant to a person designated by the Company discretionary authority to vote the shares on any matter that may properly come before the meeting or any adjournment thereof or (2) instruct JPMorgan Chase Bank, as Depositary, not to grant to a person designated by the Company discretionary authority to vote the shares on any matter that may properly come before the meeting or any adjournment thereof. Additionally, ADR holders may withdraw the shares underlying the ADRs and attend the meeting in person. If you do not attend the Extraordinary Meeting or do not instruct the Depositary to vote on your behalf, the Company has the contractual right under the Deposit Agreement to designate a person to vote your shares in such person's sole discretion.

         THE FAILURE TO EXERCISE YOUR RIGHT TO VOTE IN ONE OF THE MANNERS LISTED ABOVE WILL HAVE THE EFFECT OF PERMITTING A DESIGNEE OF THE COMPANY TO EXERCISE THE COMPANY'S CONTRACTUAL RIGHT TO EXERCISE ITS DISCRETIONARY AUTHORITY TO VOTE YOUR SHARES AND IT IS CURRENTLY INTENDED THAT YOUR SHARES WILL BE VOTED IN FAVOR OF PROPOSALS TO IMPLEMENT THE CAPITAL INCREASE.


                                             Distribucion y Servicio D&S S.A.


May 10, 2002
Santiago, Chile

                       DISTRIBUCION Y SERVICIO D&S S.A.

                        JPMorgan Chase Bank, Depositary
                  P.O. Box 43062, Providence, RI 02940-5115


The undersigned, a registered holder of American Depositary Receipt(s) representing Common Shares of Distribucion y Servicio D&S S.A. (the "Company") hereby requests and authorizes JPMorgan Chase Bank, the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Common Shares of the Company represented by such American Depositary Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business May 8, 2002, at the Meeting of the Company to be held in Chile on May 23, 2002, and at every adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying shares represented by your American Depositary Receipt(s) will be voted by the person designated by the Company in his discretion. If the Depositary does not receive instructions from any ADR holder on how to vote shares, then a discretionary proxy will be given to a person designated by Distribucion y Servicio D&S S.A.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST reach the Depositary before 3:00 p.m., May 20, 2002.


          ----------------------------------------------------------
          PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY
                          IN THE ENCLOSED ENVELOPE.
          ----------------------------------------------------------


Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.


HAS YOUR ADDRESS CHANGED?                          DO YOU HAVE ANY COMMENTS?

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                                  RESOLUTIONS

1. Increase the company's capital stock and issue shares for payment of same in an amount to be determined by the convened Special Shareholders Meeting of up to a maximum equivalent to US$250,000,000.00.

2. Adopt any other items agreed upon, as well as any amendments to the bylaws that are deemed necessary to achieve the foregoing item.

[X]  PLEASE MARK VOTES
     AS IN THIS EXAMPLE

----------------------------------------
DISTRIBUCION Y SERVICIO D&S S.A.            Extraordinary Shareholders' Meeting
----------------------------------------

------------------------
PLEASE REFER TO THE
REVERSE OF THIS                        For  Against                For  Against
CARD FOR THE             Resolution 1  [  ] [  ]     Resolution 2  [  ] [  ]
RESOLUTIONS
TO BE VOTED AT
THE MEETING.
------------------------

CONTROL NUMBER:




                                             Mark box at right if you wish  [ ]
Please be sure to sign and date              to give a discretionary proxy
this Voting Instruction Card.     Date       to a person designated by the
------------------------------------------   Company, PLEASE NOTE: Marking
                                             this box voids any other
ADR Holder sign here    Co-owner sign here   instructions marked above.

                                             Mark box at right if an address
                                             change or comment has been     [ ]
                                             noted on the reverse side
                                             of this card

DETACH CARD                                                         DETACH CARD

      TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
        REPRESENTING COMMON SHARES OF DISTRIBUCION Y SERVICIO D&S S.A.


JPMorgan Chase Bank (the "Depositary") has received advice that the Extraordinary Shareholders' Meeting (the "Meeting") of Distribucion y Servicio D&S S.A. (the "Company") will be held at the Avenida Eduardo Frei Montalva No. 8301, Municipality of Quilicura, Santiago, on May 23, 2002, at 11:00 a.m.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Common Shares represented by your American Depositary Receipt(s) for or against the Resolutions to be proposed, or any of them, at the Meeting, kindly execute and forward to JPMorgan Chase Bank, the above Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The above Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company.

If no instructions are received by the Depositary from any Holder with respect to any of the Common Shares represented by the ADRs on or before the date established by the Depositary for such purpose, May 20, 2002, the Depositary will deem such Holders to have instructed the Depositary to grant a discretionary proxy to a person designated by the Company.

PLEASE NOTE: The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., May 20, 2002. Only the registered holders of record at the close of business May 8, 2002, will be entitled to execute the above Voting Instruction Card.

If shareholders require any other general information, please call
1-800-428-4237.

JPMorgan Chase Bank, Depositary

Dated: May 13, 2002

DISTRIBUCION Y SERVICIO D&S S.A.




                                  SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                     DISTRIBUCION Y SERVICIO D&S S.A.



                                     By:  /s/ Miguel Nunez
                                          --------------------
                                          Chief Financial Officer




Dated:  May 14, 2002